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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                                                                          1-8801
                                                                 SEC File Number

                                                                     384632 10 5
                                                                    CUSIP NUMBER
(Check One):

[ ] Form 10-K and Form 10-KSB                [ ] Form 20-F         [ ] Form 11-K
         [x] Form 10-Q and Form 10-QSB                      [ ] Form N-SAR


For Period Ended...................................................June 30, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

PART I -- REGISTRANT INFORMATION

                       Graham-Field Health Products, Inc.
               FULL NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER
                                 Not Applicable
                            FORMER NAME IF APPLICABLE
                              400 Rabro Drive East
                      ADDRESS OF PRINCIPAL EXECUTIVE OFFICE
                            Hauppauge, New York 11788
                            CITY, STATE AND ZIP CODE

PART II -- RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort
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or expense.              Yes [x]             No [ ]

         (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date. Yes [x] No [ ]

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not Applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed period.

         The Company was not in compliance with certain financial covenants contained in its Credit Facility for the period ended June 30, 1998, and was unable to reach an agreement with the bank prior to the prescribed due date for the filing of the Form 10-Q. The Company is in discussions with its bank concerning the waiver of such defaults and an amendment to the terms of the Credit Facility. While there can be no assurances, the Company believes that it will reach a satisfactory agreement with the bank.

PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                                 Rodney F. Price
                              Chairman of the Board
                           and Chief Executive Officer
                                 (516) 582-5900

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [x] No [ ]

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: Yes [x] No [ ]

          For the quarter and six month period ended June 30, 1998, the Company reported operating revenues of $96,936,000 and $194,663,000, respectively, representing an increase of approximately 55% and 64%, respectively, over the same periods in the prior year. The Company reported a loss before income taxes of $2,828,000 and $2,741,000, respectively, for the quarter and six month period ended June 30, 1998, as compared to income
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before income taxes of $4,394,000 and $8,104,000 for the same periods in the prior year. The Company recorded a loss for the quarter and six month period ended June 30, 1998 of $2,028,000 and $2,741,000, respectively, as compared to net income of $2,713,000 and $4,896,000 for the same periods last year. The Company has not provided for any income taxes or benefit for the six month period ended June 30, 1998 reflecting the impact of non-deductible goodwill amortization expense on the statutory federal rate for 1998.

         Graham-Field Health Products, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


August 14, 1998                                      /s/Rodney F. Price
                                                     Rodney F. Price
                                                     Chairman of the Board and
                                                     Chief Executive Officer